CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BANK OF AMERICA CORPORATION

         Bank of America Corporation, a Delaware corporation (the "Corporation"), does hereby certify as follows:

         FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article 3 of the Amended and Restated Certificate of Incorporation of the Corporation be amended by changing the number of shares of stock the Corporation is authorized to issue, so that, as amended, the first sentence of said Article 3 shall be and read as follows:   "3. The number of shares, par value $.01 per share, the Corporation is authorized to issue is Seven Billion Six Hundred Million (7,600,000,000), divided into the following classes:   Class                          Number of Shares
Common                     7,500,000,000
Preferred                    100,000,000."   The balance of said Article 3 shall remain unchanged.           SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 26th day of March, 2004.

                                                                            By: /s/ James H. Hance, Jr.
                                                                            Name: James H. Hance, Jr.
                                                                            Title: Vice Chairman and Chief Financial
                                                                                     Officer